Exhibit 99.1

For immediate release

SKIN STEROL PROVIDES NEW INFORMATION ABOUT HEART DISEASE RISK

PREVU* POC Skin Sterol Test has value in further stratifying intermediate-risk patients

Toronto, Ontario (May 2, 2005) - - Patients with elevated skin sterol and a high Framingham global risk score have a significantly higher risk of multivessel disease (narrowing in two or more coronary vessels), according to data presented on Saturday at the 6th Annual Conference on Arteriosclerosis, Thrombosis and Vascular Biology, in Washington, DC.

The study, which included 649 patients, was conducted at The Cleveland Clinic Foundation, Trillium Health Center and St. Michael’s Hospital. Skin tissue cholesterol, or skin sterol, was measured non-invasively by PREVU* Point of Care (POC) Skin Sterol Test (previously known as Cholesterol 1,2,3™).

“These findings further demonstrate that skin sterol provides independent, additive information about heart disease risk,” said Dr. Brent Norton, President and Chief Executive Officer of IMI International Medical Innovations, Inc. (TSX: IMI; Amex: IME), developer of the test. “Skin sterol yields prognostic information beyond that provided by traditional risk factors. For intermediate-risk patients, better incremental information about risk can be the key to preventing a first heart attack.”

PREVU* POC, marketed worldwide by McNeil Consumer Healthcare, Canada, tests the amount of sterol in the skin tissues. The test does not require the drawing of blood or a special pre-test diet and takes less than five minutes to perform. PREVU* POC is available for sale to medical professionals in the United States and Canada and in select European markets.

The Framingham Global Risk Score uses well-established cardiac risk factors of age, gender, total serum cholesterol, high-density lipoprotein cholesterol, systolic blood pressure and smoking status, which are measured and entered into a risk calculation model that in turn generates a score for absolute risk of coronary artery disease (CAD).

“This data shows that there is an independent, additive risk of concurrent multivessel disease when Framingham risk and skin sterol are both elevated,” said Dr. Dennis Sprecher, principal investigator of the study. “Skin sterol can help to further refine risk assessment beyond traditional biomarkers, so that health care professionals are better equipped to target and adjust prevention therapies. In a time of scarce health resources, such an opportunity is most welcome.”

About the Study
The study included 649 patients, not on lipid-lowering medications, scheduled for coronary angiography. Patients were classified according to the presence of high skin sterol and high Framingham global risk scores. Isolated high skin sterol and isolated high Framingham risk indicated increased risk of multivessel disease. When both scores were elevated, risk of multivessel disease was four times greater.

The abstract, titled Skin Cholesterol Adds to Framingham Risk Assessment, is by Dennis L. Sprecher, MD and Gregory L. Pearce, PhD of the University of Pennsylvania in Philadelphia.

About Cardiovascular Disease
According to the World Health Organization, cardiovascular diseases (CVD), which include coronary artery disease, stroke and other diseases, account for about 17 million deaths per year worldwide. By 2025, CVD is expected to cause 25 million deaths annually. More people worldwide - - approximately 7 million - - die from coronary artery disease than any other cause.

According to the American Heart Association, in the U.S., about every 26 seconds one American will suffer a coronary event, and about every minute, someone will die from one.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario.

For North American sales inquiries related to PREVU* POC Skin Sterol Test, please call McNeil’s customer service hotline at 1-866-283-8328. For European sales inquiries, please call 00-800-8283-8328. All e-mail inquiries may be forwarded to yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Janet Vasquez/Lynn Granito/John Nesbett
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	jvasquez@investorrelationsgroup.com
lgranito@investorrelationsgroup.com
jnesbett@investorrelationsgroup.com